Exhibit 99.1

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

1 JULY 2005

The following contingent option awards were granted on 30 June 2005 pursuant to the performance share plan approved by the shareholders at the Annual General Meeting on 21 July 2000. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

Name of director/senior manager discharging managerial responsibilities	No. of Ordinary shares	Price paid for award £	Price payable on exercise £	Performance period
John Roberts	61,324	nil	nil	01/04/2005 to 31/03/2008
Simon Batey	42,160	nil	nil	01/04/2005 to 31/03/2008
Charlie Cornish	30,419	nil	nil	01/04/2005 to 31/03/2008
Tom Drury	37,719	nil	nil	01/04/2005 to 31/03/2008
Gordon Waters	35,772	nil	nil	01/04/2005 to 31/03/2008
Linda Booth	18,251	nil	nil	01/04/2005 to 31/03/2008
Hugh Logan	22,997	nil	nil	01/04/2005 to 31/03/2008
Ian Priestner	11,864	nil	nil	01/04/2005 to 31/03/2008
Tim Rayner	16,883	nil	nil	01/04/2005 to 31/03/2008

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".